ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 2, 2023
David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Aptus Large Cap Enhanced Yield ETF (the “Fund”) File Nos. 333-179562 and 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 865 to the Trust’s Registration Statement on Form N-1A filed March 27, 2023 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee table and confirm that there are not any fee waiver or expense reimbursement arrangements.
Response:    The Trust so confirms. The fees and expenses table for the Fund will appear as follows:
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.39%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.39%
(1) Estimated for the current fiscal year.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$40	$125

Comment 2.Are there any maturity or quality requirements for the ELNs in which the Fund invests? If yes, please disclose the requirements; if no, please add disclosure stating there are no such requirements.
Response:    There are no requirements regarding the maturities of the ELNs in which the Fund may invest. However, the Fund discloses in the “Principal Investment Strategies” section of the prospectus that it will typically invest in ELNs that have a maturity ranging from one week to six months. Similarly, there are no quality requirements for the ELNs in which the Fund may invest. The Fund discloses in the “Principal Investment Strategies” section of the prospectus, however, that it limits its exposure to any single ELN counterparty to no more that 5% of the Fund’s assets. Because there are no specific maturity or quality requirements pertaining to the Fund’s ELN investments and in light of the disclosures already made by the Fund as noted above, the Trust respectfully declines to include negative disclosure concerning such requirements.
Comment 3.Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:    The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 4.Please add settlement risk to the Principal Investment Risks section, if applicable.
Response:    The Trust confirms that the expected settlement periods for the ELNs in which the Fund invests do not pose a substantial risk to the Fund or its shareholders. Accordingly, the Trust respectfully declines to include settlement risk as a principal risk of the Fund.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (920) 360-7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
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